Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re: AstraZeneca PLC
Form 20-F for the Fiscal Year Ended 31 December 2005
Filed 23 March 2006
File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of 21 September 2006, please find attached our responses to the questions you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2005. In making these responses, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. However, should you have any further queries, please do not hesitate to contact either Paul Kenyon, Group Financial Controller, on +44 207 304 5059, Bill Hicks, Director of External Financial Reporting, on +44 1625 517294 or me, on +44 207 304 5123.

Yours sincerely,

/s/ J R Symonds

J R Symonds
Chief Financial Officer

Exhibit 15.1 – Annual Report and Form 20-F Information 2005
Financial Review, page 45
Critical Accounting Policies and Estimates, page 51
Revenue Recognition, page 51

1.	Please provide us the following information, in disclosure-type format, about your estimates of provisions that reduce gross revenue, such as product returns, customer rebates, cash discounts, and any other discounts and allowances:

	a.	The nature and amount of each accrual at the balance sheet date and the effect that could result from using reasonably likely assumptions other than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

We refer you to the disclosure format information below which describes the nature of each accrual and sets out the amounts of each at the balance sheet date. The principal market in which returns, cash discounts, rebates and other discounts are most prevalent is the US and this is the market in which we have significant accruals. For other markets, deductions (mainly discounts) are made directly on the invoice and are often required simply by local regulations. For example, total deductions in the rest of the world in 2005 (the first year in which we collected such information) amounted to $1,495 million out of gross sales of around $15 billion and, of this, $606 million related to a legal requirement in Italy to present the list price on an invoice before the price agreed with the customer. Accruals for deductions outside the US are not significant. Accordingly, the tables set out in the disclosure format information below are in respect of the US pharmaceuticals business only.

The detailed calculations supporting the accruals are built up on a product by product and customer by customer basis and take into account a number of factors such as future product sales levels, external scrip data, mix of type of reimbursements, historical trends, changes in regulation and locations of sales. We do not undertake the sensitivity analysis you allude to because we calculate a point estimate of each accrual and we do not believe that the calculations are subject to a level of uncertainty that warrants a probability- based approach. We believe the deductions and accruals we make are substantially accurate. The adjustments in respect of prior years benefited reported US pharmaceuticals turnover by 2.2%, 1.5% and 1.9% in 2003, 2004 and 2005 respectively. However, as is displayed in the tables in the disclosure format information, the net impact on 2003 and 2004 was a 0.6% overstatement and a 0.6% understatement of US pharmaceuticals turnover, respectively.

	b.	Quantitative information about the factors that you consider in estimating each provision, such as the total amount of product that could potentially be returned as of the balance sheet date, in sales dollars, in tabular format and disaggregated by product and by expiration period.

We refer you to our disclosure format information below, which describes the information we use in calculating our accruals. For chargebacks, regulatory and contractual accruals, we use primarily sales forecasts, actual contract terms and experience to estimate all our deductions. For the customer returns accrual, we use actual experience over the preceding 12 months supplemented by market related information. Under the Inventory Management Agreements and, subsequently, Distribution Service Agreements entered into from December 2003, we do receive information on stock levels held by wholesalers. This information details volumes of types of product but does not set out price or expiration information.

In view of the significant number of factors we take into account and the breadth of our product range we do not believe that it would be practical to prepare or helpful to users of our financial statements to disclose the information requested. Our disclosure format information does, however, describe qualitatively the factors taken into account.

c.	The extent to which the information utilized in estimating each provision is from external sources, such as end-customer prescription demand, third-party market research data, or comparing wholesaler inventory levels to end-customer demand.

As set out in our disclosure format information, we use external prescription and market share data to aid in the development of our product sales forecasts. Sales forecasts, actual contract terms and actual experience trends are the primary sources used in estimating deductions and accruals.

d.	A roll forward of the provision for each estimate for each period presented showing the following:

Beginning balance,
Current provision related to sales made in current period,
Current provision related to sales made in prior periods,
Actual returns or credits in current period related to sales made in current period,
Actual returns or credits in current period related to sales made in prior periods, and
Ending balance.

See tables in the disclosure format information below. We do not monitor whether actual credits relate to the current or prior periods. However, given the time scale over which returns are likely, the credits tend to be in respect of prior periods. Rebates and chargebacks tend to be paid over a period of less than a year.

e.	The amount of and reasons for fluctuations in each provision.

Collectively, our regulatory and contractual rebate accruals have remained fairly constant. The major fluctuation that can be seen from the tables set out in our disclosure format information is in the returns accruals in 2003 – this was as a result of Prilosec (our highest selling product) facing generic competition from December 2002 and marked the point where we moved to a prescription, as opposed to shipment, basis of recognizing revenue.

f.	To the extent that each of these provisions is within the scope of IAS 37, any additional information contemplated by paragraphs 84 through 92 of IAS 37.

We classify liabilities for unpaid deductions as trade creditors as we regard them as other liabilities (as discussed in paragraph 11 of IAS 37) as opposed to provisions as defined in IAS 37. Accordingly, we do not present the disclosures as set out in paragraphs 84 to 92 of IAS 37.

Disclosure format information

We set out below our disclosure format information. In future filings we propose to provide the additional disclosure to enhance the description of our revenue recognition policy in our MD&A.

“Revenue recognition
Revenue represents sales of products to external third parties and excludes intercompany income and value added taxes. We also receive income from royalties and from sales of intellectual property, brands and product lines which are included in other operating income.

>	Sales of products to third parties: Sales revenue is recorded at the invoiced amount (excluding sales and value added taxes) less estimated accruals for product returns and rebates given to managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised when title passes to the customer which is usually either on shipment or on receipt of goods by the customer depending on local trading terms.

At the time of invoicing sales in the US, rebates and deductions which we expect to pay, generally over the following six to nine months, are estimated. These rebates typically arise from sales contracts with third party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various State programmes (Medicaid “best price” contracts, supplemental rebates etc.) and can be classified as follows:

	o	Chargebacks, where we enter into arrangements under which certain parties, typically hospitals, the Department of Veterans Affairs and the Department of Defense, are able to buy products from wholesalers at the lower prices we have contracted with them. The chargeback is the difference between the price we invoice to the wholesaler and the contracted price charged by the wholesaler. Chargebacks are paid directly to the wholesalers.

	o	Regulatory, including Medicaid and other federal and state programmes, where we pay rebates based on the specific terms of agreements in individual states which include product usage and information on best prices and average market prices.

	o	Contractual, under which entities such as third party managed care organisations, long-term care facilities and group purchasing organisations are entitled to rebates depending on specified performance provisions, which vary from contract to contract.

Accrual assumptions are built up on a product by product and customer by customer basis taking into account specific contract provisions coupled with expected performance and are then aggregated into a weighted average rebate accrual rate for each of the Company's products. Accrual rates are reviewed and adjusted on a monthly basis. There may be further adjustments when actual rebates are paid after the initial sale based on utilization information submitted to us (in the case of contractual rebates) and claims/invoices (in the case of regulatory rebates and chargebacks). We believe that we have been reasonable in our estimates for future rebates using a similar methodology to that of previous years. Inevitably, however, such estimates involve judgements on aggregate future sales levels, segment mix and the respective customer contractual performance.

Cash discounts are offered to customers to encourage prompt payment. Accruals are calculated based on historical experience and are adjusted to reflect actual experience.

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of, and up to twelve months after, shelf-life expiry. At point of sale, we estimate the quantity and value of goods which may ultimately be returned. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market related information such as estimated stock levels at wholesalers and competitor activity. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage and for products facing generic competition rates based on factors such as the type of product and the inventory levels at wholesalers. In the latter case, we give particular attention to the possible level of returns. Overall, we believe that our estimates are reasonable.

The effects of these deductions on our US pharmaceuticals turnover, and the movements on accruals, are set out below:

	2003	2004	2005
	$m	$m	$m

Gross turnover	11,346	12,552	14,013

Chargebacks	(767)	(754)	(905)
Regulatory - US government and state
programmes	(466)	(659)	(873)
Contractual - Managed care and group
purchasing organisation rebates	(934)	(949)	(1,201)
Cash and other discounts	(411)	(578)	(405)
Customer returns	(182)	(64)	14
Other	(149)	(248)	(244)

Net turnover	8,437	9,300	10,399

					Carried
	Brought		Adjustment		forward at 31
	forward 1	Provision for	in respect of	Returns and	December
	January 2003	current year	prior years	payments	2003
	$m	$m	$m	$m	$m

Chargebacks	87	796	(29)	(727)	127
Regulatory - US government and state
programmes	298	510	(44)	(378)	386
Contractual - Managed care and group
purchasing organisation rebates	724	1,049	(115)	(1,086)	572
Cash and other discounts	18	411		(409)	20
Customer returns	200	182		(66)	316
Other	5	149		(110)	44

	1,332	3,097	(188)	(2,776)	1,465

					Carried
	Brought		Adjustment		forward at 31
	forward 1	Provision for	in respect of	Returns and	December
	January 2004	current year	prior years	payments	2004
	$m	$m	$m	$m	$m

Chargebacks	127	745	9	(763)	118
Regulatory - US government and state
programmes	386	724	(65)	(552)	493
Contractual - Managed care and group
purchasing organisation rebates	572	1,034	(85)	(1,031)	490
Cash and other discounts	20	578		(575)	23
Customer returns	316	64		(98)	282
Other	44	248		(212)	80

	1,465	3,393	(141)	(3,231)	1,486

					Carried
	Brought		Adjustment		forward at 31
	forward 1	Provision for	in respect of	Returns and	December
	January 2005	current year	prior years	payments	2005
	$m	$m	$m	$m	$m

Chargebacks	118	927	(22)	(838)	185
Regulatory - US government and state
programmes	493	970	(97)	(765)	601
Contractual - Managed care and group
purchasing organisation rebates	490	1,284	(83)	(1,271)	420
Cash and other discounts	23	405		(401)	27
Customer returns	282	(14)		(101)	167
Other	80	244		(270)	54

	1,486	3,816	(202)	(3,646)	1,454

The adjustments in respect of prior years benefited reported US pharmaceuticals turnover by 2.2%, 1.5% and 1.9% in 2003, 2004 and 2005 respectively. However, taking account of the following year’s reversal the net impact on 2003 and 2004 was 0.6% overstatement and 0.6% understatement of US pharmaceuticals turnover respectively. The significant rise in the accrual for customer returns in 2003 was as a result of Prilosec facing generic competition from December 2002 when we moved to a prescription, as opposed to shipment, basis of recognizing revenue.

A further factor that significantly influenced our sales in the US market prior to 2004 was wholesaler buying patterns. Wholesalers could place orders which were significantly larger than their normal levels of demand ahead of anticipated price increases or would seek to build up or run down their stock levels for other reasons. Such speculative purchases made forecasting sales patterns more difficult and could drive variances between reported and underlying demand at quarter end. In December 2003 we entered into inventory management agreements to reduce the opportunity for such speculative purchases. In 2005 we replaced the Inventory Management Agreements put in place with Distribution Service Agreements which served to reduce even further the speculative purchasing behaviour of the wholesalers. As a result, we believe inventory movements have been neutral across the year. We continue to track wholesaler stock levels by product, using our own, third party and wholesaler data and, where we believe such distortions occur, we disclose in the Annual Report for each product and in aggregate where shipments may be out of line with underlying prescription trends. We do not offer any incentives to encourage wholesaler speculative buying and attempt, where possible, to restrict shipments to underlying demand when such speculation occurs.”

Sales of intangible assets (such as intellectual property, brands and product lines), page 51

2.	Please provide us revisions to your policy that clarifies why you only “may” defer revenue when an ongoing commitment is required of you. For those instances where you may not defer revenue, please advise us how the conditions in paragraphs 14(b) and (e) of IAS 18 would be satisfied. For the divestment of the US anaesthetic and analgesic products completed on 28 June 2006, please explain why it is appropriate, under the specific provisions of IFRS, to recognize a portion of the gain immediately and to recognize the remaining portion over the term of the associated supply contract.

Paragraph 13 of IAS 18 recognises that in some circumstances it may be necessary to apply the recognition criteria to separately identifiable components of a single transaction in order to reflect the substance of the transaction.

Sales of products (intangible assets) are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) whilst the purchaser constructs its own manufacturing facilities. The contracts typically involve the receipt of an upfront payment which the contract attributes to the sale of the intangible assets and ongoing receipts for the sale of the product we manufacture. We believe that it is necessary to look at the “sale” component and the “manufacturing” components separately and we refer to the guidance in paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, since the body of IFRS and related Interpretations, together with the conceptual framework, do not address such transactions directly. This is in accordance with paragraph 12 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. In cases where the two components of the transaction meet the conditions of paragraph 9 of EITF 00-21 we recognise the delivered item (the “sale” component) as a separate unit of accounting and record revenue. Where the fair market value of the undelivered component (the manufacturing agreement) exceeds the contracted price for the product we are to manufacture we defer an appropriate element of the upfront consideration and amortise this over the manufacturing period. However where the contracted price in the manufacturing agreement is equal to or greater than the fair market value we allocate the whole of the upfront amount to the delivered intangible assets and recognise the revenue when receivable. We do not therefore consider that we need to revise our policy disclosures.

The disposal of the US anaesthetic and analgesic products completed on 28 June 2006 was accounted for in this way. In that transaction, the fair value of the manufacturing component was substantial in relation to the total consideration under the transaction and higher than the contracted amount. We have thus accounted for the two components separately as described above. The “sale” component meets all the criteria of paragraph 14 of IAS 18 and so has been recognised immediately.

Under the contract the buyer has obtained the rights to these products in the USA absolutely and is free to deal with them (i.e. we have no managerial involvement in or control over these products). In addition, the cost of the “sale” component of the transaction can be measured reliably at the book value of the products (nil).

Financial Statements, page 81
Accounting Policies (Group), page 87
Research and development, page 87

3.	Please advise us how not beginning amortization until product launch is consistent with paragraph 97 of IAS 38. In so doing, please clarify why the intangible asset is not capable of operating in the manner intended by management prior to product launch.

Where we in-licence (purchase) products and compounds from third parties, management intends that the intangible assets purchased will be used to generate sales of a commercial product. Since the intangibles represent acquired products from which the expected cash inflows can only arise following launch, we believe this is the appropriate time from which to commence amortisation. This is because we are unable to use the intangible assets to make sales until development work is complete and we have received all the relevant regulatory approvals. This process can be complex and it is rarely if ever possible to predict the outcome with any degree of certainty in advance. Should a product fail, the underlying intangible is written off. For major product launches, it is our practice to minimise the period between final approval and launch date. Please note that such intangibles are not used in, for example, research and development activities of other products.

Business combinations and goodwill, page 87

4	Please provide us revisions to your policy that clarifies how you consider whether the fair value of contingent liabilities can be measured reliably, as per paragraph of 47 of IFRS 3.

The revised policy wording is as follows:

“On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities and contingent liabilities unless the fair value cannot be measured reliably in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities.”

This revised wording will be incorporated in subsequent filings.

Inventories, page 88

5.	Please advise us how the costs to be incurred in marketing is part of “the estimated costs necessary to make the sale” contemplated by paragraph 6 of IAS 2 in its definition of “net realisable value”.

Direct marketing costs include those direct costs of the product sales force and the costs of producing and distributing promotional material and products which are necessary in order to complete the sale. Whilst we believe that these direct marketing costs associated with the sale of a specific product should, in theory, form part of the “estimated costs necessary to make the sale”, we acknowledge that in the most likely case where inventory is not valued at cost (when the relevant product faces generic competition) it is unlikely that we would incur such costs and we will revise our accounting policy wording accordingly.

At 31 December 2005 there was no inventory carried at net realisable value.

Notes to the Financial Statements, page 90
6 Segment Information, page 94
Geographic Markets, page 95

6.	Please provide us the disclosures contemplated by paragraphs 56 and 58 of IAS 14, tell us where and how you have already provided them, or advise us why they are not necessary.

As noted on page 94, we operate in a single business segment, pharmaceuticals. Business segments are our primary segment reporting format and, as such, we believe the existing aggregate disclosures for liabilities, depreciation and amortisation elsewhere in the Form 20-F meet the requirements of paragraphs 56 and 58. We provide the information required by paragraph 69 of IAS 14 on a geographic basis (our secondary reporting format under IAS 14) on page 95 of our Annual Report.

8 Intangible Assets, page 97
Amortisation and impairment charges, page 97

7.	Please describe for us why regarding the Group as a single, cash-generating unit, for purposes of testing goodwill for impairment, is consistent with the relevant paragraphs of IAS36.

As noted in our reply above, we are engaged in a single business activity of pharmaceuticals and do not have multiple operating segments. For example, the manufacturing and research and development functions are managed and operate on a global basis and are not dedicated to individual marketing areas. Consequently management monitors goodwill at the level of the business as a whole.

We believe that for the purposes of testing goodwill for impairment we are a single grouping of cash generating units as defined by paragraphs 6 and 80 of IAS 36. In carrying out our primary annual impairment test of goodwill we therefore allocate goodwill to the business as a whole and not to individual cash-generating units.

As is typical in the pharmaceuticals industry, the value of capital assets employed in the business is relatively low. Accordingly, our primary impairment test demonstrates that there is considerable headroom over the carrying value of the assets.

We also undertake tests at a lower level in respect of goodwill attaching to specific geographic markets as anticipated by paragraph 80(b) of IAS 36 using proportionate allocations of cross functional costs such as research and development and manufacturing. We will disclose this in subsequent filings. These tests also display that there is considerable headroom over the carrying value of the assets.

8.	Please provide us the disclosures contemplated by paragraphs 134(d) and (f) and IAS 36, tell us where and how you have already provided them, or advise us why they are not necessary.

We believe our disclosures on page 97 of our Annual Report set out the key assumption underpinning the forecasts we use, being the period reflecting the patent protected lives of our products. The patent period reflects assumptions about launch, the introduction of generics, competition and pricing. This key assumption does not have a value assigned to it as contemplated by paragraph 134 (d)(ii) but is rather a defined time frame. The period under which the cash flows are projected is set out as required by paragraph 134 (d)(iii) and this time frame is covered by internal budgets and forecasts (paragraph 134 (d)(iv)). We have set out the discount rate as required by paragraph 134 (d)(v). Given the considerable headroom demonstrated by our impairment tests as noted in our response to question 7 above, we do not believe there is a reasonably possible change in the key assumption which would lead to the disclosures anticipated by paragraph 134 (f).

23 Post-Retirement Benefits, page 107
Pensions, page 107
Post-retirement scheme deficit, page 107

9.	Please explain why your policy of spreading service costs systematically over the lives of employees does not appear to have resulted in any unrecognized past service costs, as we did not note the disclosures contemplated by paragraph 120 A(f) of IAS 19. In addition, please explain how your accounting is consistent with paragraph 96 of IAS 19.

Our accounting policy refers to current service costs only and we will amend the wording in future filings to make this clear. Prior service costs would be recognised to the extent they have vested (paragraph 96 of IAS 16). In the case of prior service enhancements granted under our schemes (which have been few and involved minimal amounts), these vested fully on grant. We do not believe the disclosures in paragraph 120A (f) of IAS 19 are currently applicable because of this and because we recognise actuarial gains and losses immediately in accordance with paragraph 93A of IAS 19 and, as a result, the liabilities on the balance sheet are the fully recognised deficits of the schemes. In the event that we have unvested prior service costs in the future we will provide this disclosure.

25 Commitments and Contingent Liabilities, page 116
Arrangements with Merck, page 116
Accounting treatments, page 118

10.	Please explain why it is appropriate to account for payments under the Partial Retirement, the First Option and True-up and the Second Option when they are paid. In so doing, please address the criteria in paragraph 14 of IAS 37.

As noted on page 116, the payments under the Partial Retirement, the First Option and True-up and the Second Option form part of the termination arrangements of the interests Merck has in the partnership and agreement products. These termination arrangements come into effect in stages (and some of these are in the form of options each party has). The principal effects of the termination events will be the relief from our obligations to make contingent payments to Merck on products subject to the Merck arrangements and, ultimately, unencumbered discretion in our US operations.

We do not believe the obligations meet the provisions of paragraph 14 of IAS 37 because we believe that, in the case of the Partial Retirement and the True-Up, the past event is the crystallisation of the obligation on the due date and, in the case of the First Option and Second Option, the past events are both the crystallisation of the obligations on the due dates and the exercise of the two options by Merck and/or, as appropriate, us. Until termination, we continue to make contingent payments on the relevant products to Merck and are restricted in our ability to act with complete freedom and do not enjoy the benefits that will accrue to us after termination. Therefore, we are satisfied that the payments should only be accounted for when made.

In summary, our approach follows the usual practice of commitment accounting in that we do not recognise liabilities for future purchases (in this case of assets) which are executory in nature until we have a present obligation but disclose the commitment in our financial statements.

Environmental costs and liabilities, page 118

11.	Please clarify, in disclosure-type format, how your provisions “do not include costs that, by agreement, will be borne by viable third party indemnitors” and reflect expected insurance recoveries where an insurer has agreed to provide an indemnity”. To the extent the amount of these recoveries is not treated as a separate asset, please advise us how this is consistent with paragraph 53 of IAS 37.

Agreements where costs are borne by third party indemnitors typically involve joint, but not joint and several, liability and, accordingly, in these circumstances we provide only our share of the costs as stipulated. There are no significant recoveries from insurers to be reflected. If there were, we would recognise the recoveries as separate assets. We propose to revise our future filings as follows:

“These provisions do not include possible additional costs that are not currently probable. Where we are jointly (but not jointly and severally) liable with third parties we reflect only our share of the obligation. Where the liability is covered in part or in whole by insurance or other arrangement for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.”

Explanation of Transition to IFRS, page 137
Other Reclassifications, page 138

12.	Please clarify for us why it is appropriate to classify the Phase 4 (post-launch) trial costs as research and development. As commercial production or use would presumably have started already, it would not appear that these costs result from either “research” or “development”, as defined by paragraph 8 of IAS 38.

As noted in “Other Reclassifications” on page 138, such costs are classified as “selling general and administrative expenses”, not as “research and development” since they do not result from either “research” or “development”, as defined paragraph 8 of IAS 38. Such costs are of a marketing nature and typically involve promotion to payers and users through local trials that are not designed to lead to label enhancement for the product concerned. Trials conducted to enhance labelling of a product are classified as “research and development” and are expensed since they do not meet the criteria in IAS 38 for capitalisation.